Filed by National City Corporation
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817
TRANSITION NEWS
News about the Harbor Federal/National City Merger
August 18, 2006
NatCity Investments Acquires SSG Capital Advisors
On August 11, 2006, NatCity Investments Inc., the investment banking subsidiary of National City Corporation, announced that it is further expanding its investment banking capabilities by purchasing the investment banking business assets of SSG Capital Advisors, L.P.
SSG Capital Advisors is a nationally recognized investment bank that helps companies and their stakeholders complete challenging financial transactions, with a specialization in financial restructurings, merger and acquisition advisory, and private placement services.
With offices in Philadelphia, New York and Cleveland, SSG Capital Advisors and its 16 professionals will become part of NatCity’s Investment Banking Group, an investment bank focused on middle market transactions.
“We’re proud to add the specialized expertise and capabilities that SSG offers,” said Sean Dorsey, senior managing director of NatCity’s Investment Banking group. “SSG has a strong track record of delivering investment banking solutions for clients facing operational and financial challenges, including turnarounds and bankruptcy reorganizations.”
NatCity’s Investment Banking group assists clients with the evaluation and execution of strategic M&A solutions and financing alternatives.
What’s On Your Mind
Does National City use e-time or time cards?
National City uses e-time for non-exempt employees to report their time. e-Time Reporting replaces paper timesheets for most non-exempt employees. Employees who do not have easy access to a computer and therefore cannot log onto to e-Time Reporting use paper timesheets.
Does National City offer child care assistance for employees?
National City does offer child care tuition discounts through two national vendors. In addition, employees can take advantage of dependent care reimbursement accounts. More information about these offerings will be shared in the coming months.
We’ve received many questions related to the retail business model, branch hours, incentives, staffing model, lending authority, skill sets and job descriptions.

The National City and Harbor integration teams are just beginning to meet each other to develop a business plan for what National City will look like in Florida. Regularly scheduled employee meetings will be established during the integration process to share these business plan decisions as they are reached. We are keeping track of these questions and will answer them as we have more information in the very near future.

Have a question? You can call the toll-free “What’s on Your Mind” voicemail box at 888-808-4489 and leave a message with your question or email your question to CorpComm@NationalCity.com. We’ll respond to questions of general interest in future issues of Transition News.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention: Investor Relations, 1-800-226-4375.
The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.